Exhibit 4.1

AMENDMENT NO. 8 TO

RIGHTS AGREEMENT

This Amendment No. 8 (this “Amendment”) is dated as of August 29, 2014 (the “Effective Date”), and amends that certain Rights Agreement, dated as of June 19, 2012, as amended to date (the “Rights Agreement”), between Navistar International Corporation, a Delaware corporation (the “Company”), and Computershare Inc., a Delaware corporation, successor-in-interest to Computershare Shareowner Services LLC, as rights agent (the “Rights Agent”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Rights Agreement.

WHEREAS, on August 29, 2014, the Board determined it is in the best interests of the Company and its stockholders to amend the Rights Agreement on the terms set forth herein;

WHEREAS, in accordance with Section 5.5 of the Rights Agreement, the Company may, and the Rights Agent, if directed by the Company, shall, from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights (as defined in the Rights Agreement);

WHEREAS, the Rights Agent is hereby directed to join in this Amendment; and

WHEREAS, an officer of the Company has delivered to the Rights Agent a certificate as to the compliance of this Amendment with the terms of Section 5.5 of the Rights Agreement.

NOW, THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

Section 1. Amendment of the Rights Agreement

1.1 The definition of “Expiration Time” as contained in Section 1.1 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Expiration Time” shall mean the earliest of (i) the Exchange Time, (ii) the Redemption Time, (iii) the Close of Business on November 3, 2014 and (iv) the time at which the Board of Directors determines, in its sole discretion that the NOLs are utilized in all material respects or no longer available in any material respect under Section 382 of the Code or any applicable state law or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes.

Section 2. Exhibit A to the Rights Agreement is hereby amended and restated in its entirety as set forth in Exhibit A hereto.

Section 3. No Other Amendment; Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Rights Agreement and the exhibits thereto shall remain in full force and effect in all respects without any modification. This Amendment shall be deemed an amendment to the Rights Agreement and shall become effective on the Effective Date.

Section 4. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.

Section 5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State applicable to contracts made and to be performed entirely within such State; provided, however, that all provisions regarding the rights, duties, obligations and liabilities of the Rights Agent shall be governed and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York, without regard to the principles or rules concerning conflicts of law which might otherwise require application of the substantive laws of another jurisdiction.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 8 to the Rights Agreement as of the date first above written.

NAVISTAR INTERNATIONAL CORPORATION

By:	/s/ Curt A. Kramer
Name:	Curt A. Kramer
Title:	Secretary

COMPUTERSHARE INC.

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Manager, Contract Administration

[Signature Page to Rights Agreement Amendment]

Exhibit A

EXHIBIT A

SUMMARY OF RIGHTS

Purpose	The purpose of Amendment No. 7 to the Rights Agreement described in this summary of terms is to preserve the value of certain deferred tax assets (“Tax Benefits”) of Navistar International Corporation (the “Company”) for U.S. federal income tax purposes.

Distribution and Transfer of Rights; Rights Certificates:	The Board of Directors has declared a dividend of one Right for each share of Common Stock outstanding on June 29, 2012. Prior to the Separation Time referred to below, the Rights are evidenced by, and trade with, the Common Stock, or if the Common Stock is uncertificated, by registration in the stock transfer book, and are not exercisable. After the Separation Time, the Company would cause the Rights Agent to mail Rights Certificates to stockholders and the Rights would trade independent of the Common Stock.

Separation Time:	Rights would separate from the Common Stock and become exercisable on the Business Day following the date of the Flip-in Trigger referred to below.

Exercise of Rights:	On or after the Separation Time, each Right would initially entitle the holder to purchase, for $190.00 (the “Exercise Price”), one one-thousandth of a share of Junior Participating Preferred Stock, Series A (the “Preferred Stock”). (The Preferred Stock is designed so that each one one-thousandth of a share has economic and voting terms similar to those of one share of Common Stock.)

“Flip-in” Trigger:	Upon the first date on which there is a public announcement by the Company that any person (an “Acquiring Person”)

has acquired 4.99% or more of the outstanding Common Stock: (i) Rights owned by the Acquiring Person or transferees thereof would automatically be void; and (ii) each other Right will automatically become a right to buy, for the Exercise Price, that number of shares of Common Stock having an aggregate Market Price of twice the Exercise Price.

Exchange Option:	If any person acquires between 4.99% and 50% of the outstanding Common Stock, the Board may, in lieu of allowing Rights to be exercised, require each outstanding Right to be exchanged for one share of Common Stock.

Redemption:	The Rights may be redeemed by the Board, at any time, upon reaching a determination that the risk of triggering an “ownership change” is sufficiently low that the Plan is no longer necessary to preserve the Company’s ability to utilize its NOLs, until a “Flip-in” Trigger has occurred, at a Redemption Price of $0.001 per Right.

Process to Seek Exemption:	A person who desires to acquire Common Stock in a transaction that would result in such person becoming an Acquiring Person may request that the Board grant an exemption with respect to such acquisition under the Rights Agreement, which exemption may be granted in whole or in part and subject to limitations and conditions. Certain conditions apply to exemption requests by certain existing large shareholders.

Power to Amend:	The Board may amend the Plan in any respect without the approval of any holders of Rights.

Expiration:	The Rights will expire on November 3, 2014, unless redeemed, exchanged, earlier extended or the Board of Directors of the Company determines in its sole discretion that the NOLs are utilized in all material respects, no longer available in any material respect or that an ownership change under Section 382 would not adversely affect in a material respect the time period for use or amount of NOLs.